

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2012

Via E-mail
Joseph E. (Jeff) Consolino
President and Chief Financial Officer
Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08

>   **Re: Validus Holdings, Ltd.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 17, 2012**
>   **File No. 001-33606**

Dear Mr. Consolino:

We have reviewed your September 11, 2012 response to our August 27, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Reserve for Losses and Loss Expenses, page 62

1. Please refer to your response to comment two. Please expand footnote 2 to the roll forward of the reserve for potential development to clarify which notable events are included in the reserve for potential development as of December 31, 2011. For example, clarify which 2010 and 2011 notable loss events are still outstanding as of December 31, 2011.

2. Please refer to your response to comment two and address the following related to your proposed roll forward of notable loss events in proposed disclosure to be included in future periodic reports:

- It is not clear how you determined which notable loss events to include in the roll forward table. Clarify how you concluded the Thailand floods, the Danish flood and Cyclone Yasi should be disclosed separately in the table and how you concluded all of the other notable events should be shown in one line item.

- It does not appear that Cyclone Yasi met your $15 million threshold for being a notable event. Disclose the criteria for being a notable event and why Cyclone Yasi is considered a notable loss event.

- Disclose why the closing estimate for 2011 notable loss events of $641.3 million does not agree to the $633.9 million disclosed on page 112 of the 2011 10-K. Similarly, disclose why the closing estimate for the 2010 notable loss events does not agree to the disclosure in the 10-K.

- Revise your roll forward to arrive at the ending reserve balances for notable events after reduction for payments.

- Disclose how you determine the amounts that should be recorded to favorable/unfavorable development versus allocations of RDE. Disclose what information you analyze each period to conclude whether any releases of reserves are needed and to determine that the ending balances in the reserve for potential development are appropriate.

- Include a footnote to the roll forward that defines RDE and clarifies that the RDE is the same as the reserve for potential development on notable loss events.

Notes to Consolidated Financial Statements
23. Statutory and Regulatory Requirements, page F-66

3. Please provide us proposed disclosure to be included in future filings to address the following:
    - Regarding your disclosure that statutory amounts are based on draft regulatory filings, revise to remove this exculpatory language as we do not believe that the timing of regulatory filings is relevant to disclosures required by ASC 944-505-50 or rule 4-08(e) of Regulation S-X.
    - Revise to clarify what "actual capital" and "actual relevant assets" represent and why they are disclosed.
    - You disclose that the Companies Act limits Validus Holding, Ltd.'s ability to pay dividends and distributions to shareholders. Disclose the amount of retained earnings that is restricted or free of restriction for the payment of dividends to Validus Holding Ltd.'s stockholders. Refer to Rule 4-08(e) of Regulation S-X.
    - Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2011 or otherwise disclose how you current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.
    - Provide the disclosure required under ASC 944-505-50- 5 and 6, as applicable.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant